corp.roblox.com	970 Park Place San Mateo, CA 94403
May 9, 2023
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention: Melissa Kindelan
Kathleen Collins
Re:     Roblox Corporation
        Form 10-K for the Fiscal Year Ended December 31, 2022
        Filed February 28, 2023
        File No. 001-39763
Dear Melissa Kindelan and Kathleen Collins:
We submit this letter in response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter to Roblox Corporation (the “Company”) dated April 21, 2023, relating to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2022, filed on February 28, 2023 (the “Form 10-K”).
In this letter, the comments from the Staff are recited in italicized, bold type and our responses follow each comment. Defined terms used in this letter but not otherwise defined have the meaning given to them in the Form 10-K. References to “we”, “our”, or “us” mean the Company.

Form 10-K for the Fiscal Year Ended December 31, 2022
Business
Our Users, page 8
1. We note that you refer to the number of daily unique paying users only once in your results of operations discussion, however, you no longer discuss this metric here or elsewhere throughout the filing. Considering your DAUs were 56 million for fiscal 2022 and your daily unique paying users were only 725,000 for the same period, please revise your disclosures throughout to also include the number of daily unique paying users add context to your discussions of daily active users. Also, tell us your consideration to supplement your discussion of ABPDAU with a measure of average booking per paying users, particularly considering your revenues are generated from a small percentage of your users.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that we will disclose daily unique paying users along with average bookings per daily unique paying user in the Business section of our Annual Report on Form 10-K beginning with our Annual Report on Form 10-K for the year ending December 31, 2023.
Below is a proposal of our revised disclosures (based on the existing disclosures in our Annual Report on Form 10-K for the year ended December 31, 2022; revisions/additions are underlined):
Our Users
In the year ended December 31, 2022, 56.0 million average DAUs across over 180 countries enjoyed experiences on Roblox across mobile, desktop and console platforms, of which on average, 725,000 were daily unique paying users. Our users are diversified across multiple dimensions, including age, geography, platform, and gender. Each day users express themselves through their avatars, explore different worlds, and engage with others in the Roblox community. In the year ended December 31, 2022, there were over 2,400 experiences that generated at least 1 million hours of engagement and over 450 experiences that generated 10 million hours of engagement or more. During the year ended December 31, 2022, users spent 49.3 billion hours engaged on our Platform, or an average of 2.4 hours per DAU each day. Over the same period, our users explored an average of over 19 different experiences on the Roblox Platform per month.
Business Model
When users sign up for Roblox, they can create an avatar and explore the vast majority of our experiences for free, although the business model for any given experience is ultimately up to its developer. Most free experiences allow users to spend Robux by purchasing experience-specific enhancements. Users can also use Robux to obtain items such as clothing, accessories and emotes, from our Avatar Marketplace. Roblox retains a portion of every Robux transaction and distributes the rest to developers and creators. Robux can only be purchased from us at a price set by us, and can only be spent within our Platform. Other than daily and monthly limitations to prevent fraud, there is no cap on the number of Robux that any user or users in the aggregate can purchase. Robux have no monetary or intrinsic value outside of our Platform and can only be converted to real-world currency through our Developer Exchange Program. We are aware that some users seek to use unauthorized third-party websites to exchange Robux for real-world currency which is not permitted under our terms of use. We regularly monitor and screen usage of our Platform with the aim of identifying and preventing these activities, as well as regularly send cease-and desist letters to operators of third-party websites offering fraudulent Robux or digital goods offers.
Consistent with our free to play business model, a small portion of our users have historically been payers. For example, in the year ended December 31, 2022, of our 56.0 million average DAUs, only 725,000 represented our average daily unique paying users. Similarly, in the year ended December 31, 2022, our average daily bookings per DAU was $0.14, whereas our average daily bookings per daily unique paying user was $10.85. We believe that maintaining and growing our overall number of users, including the number of users who may not purchase and spend Robux, is important to the success of our business. As a result, we believe that the number of users who choose to purchase and spend Robux will continue to constitute a small portion of our overall users.
Our Developers and Creators, page 9
2. We note that you no longer quantify the minimum amount of Robux required to be earned to qualify for the Developer Exchange Program. Given this is one of the criteria which impacts when such amounts are recorded in the financial statements, please tell us why you believe it is no longer necessary to disclose this information, or revise. Further, if such amount has changed from period to period, disclose why and how such decision is made. In your response, please tell us Earned Robux qualification amounts throughout each period presented.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that on January 31, 2022, we reduced the minimum amount of Robux required to be earned to qualify for the program that allows developers and creators to exchange their earned Robux for real money (the “Developer Exchange Program”) from 100,000 Robux to 50,000 Robux. On January 31, 2023, we further reduced this amount to 30,000 Robux. We believe that reducing the minimum required amount is beneficial to our developer and creator community, and promotes the long term growth and the health of such community. We balance the reduction in the minimum amount of earned Robux with our ability to process the expected increase in transaction volume in a timely manner. In general, we do not frequently change the minimum amount of Robux required to be earned to qualify for the Developer Exchange Program, and have only changed it twice in the last five years.
The Company respectfully advises the Staff that we will disclose the minimum amount of earned Robux required to be eligible to participate in the Developer Exchange Program in the Business section of our Annual Reports on Form 10-K beginning with our Annual Report on Form 10-K for the year ending December 31, 2023. Please see a proposal of our draft disclosure following our response to comment 3 below.
Additionally, we will make a similar disclosure in the Notes to Unaudited Condensed Consolidated Financial Statements and Management’s Discussion & Analysis, “Components of Results of Operations” sub-section on our Quarterly Form on 10-Q, beginning with our Form 10-Q for the quarterly period ended March 31, 2023. Refer to response to comment 9 below.

3. You state that in the month ended December 31, 2022 over 11,000 developers and creators qualified for and registered in your Developer Exchange Program. You further state that for the year ended December 31, 2022 over 8,800 developers and creators actually exchanged their earned Robux for real-world currency through the Program. Please revise to disclose the number of developers and creators that qualified for and registered in your Developer Exchange Program for the year ended December 31, 2022, to provide consistent information and context to the over 8,800 developers and creators that actually exchanged their earned Robux for real-world currency during this period.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the 11,000 developers and creators qualified for and registered in the Developer Exchange Program represents a cumulative total as of December 31, 2022. The Company acknowledges that this statistic was intended to be disclosed as of December 31, 2022 and accordingly, in our Annual Reports on Form 10-K, beginning with our Annual Report on Form 10-K for the year ending December 31, 2023, we will revise the wording to reflect the appropriate annual period to provide consistent information and context to the number of developers and creators that actually exchanged their earned Robux for real-world currency. Further, in our Quarterly Reports on Form 10-Q, we will disclose the number of developers and creators who qualified for and were registered in our Developer Exchange Program as of the most recent period end, beginning with our Form 10-Q for the quarterly period ended March 31, 2023. Refer to response to comment 9 below for the Company’s planned disclosure.
Below is a proposal of our revised disclosures for our Form 10-K (based on the existing disclosures in our Annual Report on Form 10-K for the year ended December 31, 2022; revisions/additions are underlined):
Our Developers and Creators
Developers and creators are able to earn Robux through two main methods: (1) through microtransactions on virtual items (both in-experience and in the Avatar Marketplace) and (2) through our engagement-based reward program (“Premium Payouts”) which rewards developers based on the number of hours spent in their experiences by Roblox Premium subscribers. There were nearly 4.2 million developers and creators who earned Robux on the Roblox Platform in the month ended December 31, 2022. As of December 31, 2022, over 11,000 developers and creators qualified for and were registered in our Developer Exchange Program, of which over 4,000 were newly qualified and registered during 2022. In order to be qualified for our Developer Exchange Program and eligible to exchange earned Robux for real-world currency, developers and creators must meet certain conditions, such as having earned the minimum amount of Robux required to qualify for the program, a verified developer account, and an account in good standing. On January 31, 2022, we reduced the minimum amount of earned Robux required to qualify for the program from 100,000 Robux to 50,000 Robux and subsequently on January 31, 2023, we further reduced the minimum requirement from 50,000 Robux to 30,000 Robux. We believe these reductions in the minimum amounts required incentivize our developer and creator community, and promote the long term growth and health of such community. For the year ended December 31, 2022, over 8,800 developers and creators actually exchanged their earned Robux for real-world currency through our Developer Exchange Program. For the same period, there were over 3,000 developers and creators that earned $10,000 in Robux or more and 675 developers and creators that earned $100,000 or more in Robux.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Metrics, page 73
4. We note your disclosure of DAUs by geographic region. We also note your discussion of growth in engagement hours and bookings across various geographic regions in your Form 8-K earnings release. Please tell us why you have not provided similar information for hours engaged and ABPDAU by geographic region in your Form 10-K and Form 10-Q filings, or revise as necessary.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that we will disclose hours engaged, bookings and ABPDAU by geographic region in our Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, beginning with our Form 10-Q for the quarterly period ended March 31, 2023 in the “Operating Metrics” section of Management’s Discussion & Analysis.
5. We note you discuss various measures such as monthly unique paying users, average bookings per monthly unique payer, monthly active users (MAUs), frequency (DAU/MAU) and payer conversion (MUPs/MAUs) in Exhibit 99.2 to your various Form 8-K earnings releases. In addition, you refer to new and returning monthly unique payers and average monthly repurchase rate in the supplemental information available on your website. Please tell us how management uses each of these measures in monitoring your business and explain why you have not presented such measures in your Form 10-Q and Form 10-K filings, or revise as necessary. Refer to SEC Release 33-10751.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that we track monthly active users (MAUs) as a measure of market penetration. Frequency (DAU/MAU) is used to measure product-market fit, as it denotes how frequently our users engage on our human co-experience platform (“the Roblox Platform”). While these metrics are tracked internally to monitor the business and our users, we will no longer disclose them in our Form 8-K earnings releases and supplemental information such that consistent information is provided in our Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.
Average new and returning monthly unique paying users, average monthly repurchase rate, and average bookings per monthly unique payer are all measures of monetization levels on the Roblox Platform. The Company respectfully advises the Staff that we will disclose these numbers in our Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, beginning with our Form 10-Q for the quarterly period ended March 31, 2023 in the “Operating Metrics” section of Management’s Discussion & Analysis.

Non-GAAP Financial Measures
Free cash flow, page 77
6. Please revise to present your GAAP measures before the non-GAAP measures. For example, net cash provided by operating activities should be presented before the free cash flow measure in the table that precedes the reconciliation on page 77. In addition, in Exhibit 99.2 of the Form 8-K furnished on February 15, 2023 you present adjusted EBITDA as a percentage of bookings without presenting the comparable GAAP measure of net loss as a percentage of bookings. Please revise. Refer to Question 102.10 of the Non-GAAP C&DIs.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that we will present all GAAP measures before non-GAAP measures, including when presenting net cash provided by operating activities and free cash flow. The Company will no longer use Adjusted EBITDA in any context other than in relation to a discussion of the Company’s compliance with its Indenture covenants for the 2030 Notes. See response to comment 7 below.
Adjusted EBITDA, page 78
7. We note you include adjustments for the change in deferred revenue and the change in deferred costs of revenue in your non-GAAP measure of Adjusted EBITDA, which you disclose is used in certain covenant calculations for the 2030 Notes. Please tell us why you believe the related covenants, and therefore this measure, is material to an investor’s understanding of your financial condition and/or liquidity, such that disclosure of this measure is required. To the extent you continue to believe this measure is necessary, revise to limit such measure to your liquidity section discussion. Also, clarify that this measure is a liquidity measure based on your reference to using such measure for purposes of analyzing the Indenture covenants and ensure you include disclosures as referenced in the guidance in Question 102.09 of the Non-GAAP CD&Is. To the extent you refer to Adjusted EBITDA elsewhere outside of your liquidity discussion, revise to remove the adjustments for change in deferred revenue and change in deferred cost of revenue as these adjustments result in a measure that reflects individually tailored recognition methods. We refer you to comment 5 in your November 12, 2020 response letter.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that we believe Adjusted EBITDA (in relation to our Indenture covenant) is material to an investor’s understanding of our financial condition and liquidity in connection with the 2030 Notes issued in October 2021 for an aggregate principal amount of $1.0 billion. This financial covenant is deemed important by our debtholders and other investors as a measure of our ability to generate sufficient cash to service the 2030 Notes, and may influence the Company’s ability to issue additional debt and enter into certain other transactions in the future. Companies’ liquidity positions have become especially important for investors in today’s rising interest rate environment, and more acutely so given the recent uncertainty surrounding the financial sector.
Accordingly, the Company acknowledges the Staff’s comment and respectfully advises the Staff that we will further clarify that this is a calculation required by the Indenture covenants (to be defined as “Covenant Adjusted EBITDA”) for purposes of analyzing our compliance with the covenants in the Indenture, and will only present this calculation in the Liquidity and Capital Resources sections of our Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K in the “Liquidity and Capital

Resources” section of Management’s Discussion & Analysis, as well as in our Form 8-K earnings releases and supplemental information, beginning with our disclosures and Form 10-Q for the quarterly period ended March 31, 2023. Further, in the Form 10-Q and Form 10-K disclosures, we will include (1) the material terms of the credit agreement including the covenant, (2) the amount or limit required for compliance with the covenant, and (3) the effects of non-compliance with the covenant, as outlined in the guidance in Question 102.09 of the Non-GAAP CD&Is, beginning with our Form 10-Q for the quarterly period ended March 31, 2023 (revisions/additions from the 2022 10-K “Liquidity and Capital Resources” section are underlined):
Liquidity and Capital Resources
As of March 31, 2023 and December 31, 2022, our principal sources of liquidity were cash and cash equivalents and short-term and long-term investments of $3.1 billion and $3.0 billion, respectively, which were primarily held for working capital purposes, capital expenditures and acquisitions. Our investment policy and strategy are focused on the preservation of capital and supporting our liquidity requirements. We do not enter into investments for trading or speculative purposes.
Since our inception, we have financed our operations primarily through cash generated from operations and, to a lesser extent, sales of convertible preferred stock, borrowings under our credit facilities, and the sale of our 2030 Notes. We require payment upfront for substantially all of our bookings.
On October 29, 2021, we issued the 2030 Notes, which will mature on May 1, 2030, unless earlier repurchased or redeemed. Interest is payable semi-annually in arrears on May 1 and November 1 of each year, commencing on May 1, 2022. The net proceeds from the 2030 Notes issuance were approximately $987.5 million and we intend to use the net proceeds for general corporate purposes, which may include working capital purposes, capital expenditures and acquisitions.
The 2030 Notes are unsecured obligations and the Indenture contains covenants limiting the Company and its subsidiaries’ ability to: (i) create certain liens and enter into sale and lease-back transactions; (ii) create, assume, incur or guarantee indebtedness; or (iii) consolidate or merge with or into, or sell or otherwise dispose of all of substantially all of the Company and its subsidiaries’ assets to another person, all of which are limited to amounts not to exceed the greater of $4.0 billion and 3.5x “Consolidated EBITDA” (as defined in the Indenture and referred to as “Covenant Adjusted EBITDA” throughout this section). Non-compliance with these covenants may result in the acceleration of repayment of the 2030 Notes and any accrued and unpaid interest.
Accordingly, the Company presents Covenant Adjusted EBITDA calculated in accordance with “Consolidated EBITDA” as that term is defined in the Indenture, which is not calculated in accordance with GAAP and may not conform to the calculation of Adjusted EBITDA by other companies. Covenant Adjusted EBITDA should not be considered as a substitute for a measure of our financial performance or other liquidity measures prepared in accordance with GAAP and is also not indicative of income or loss calculated in accordance with GAAP. Management believes that this calculation is useful to investors and management for purposes of analyzing our compliance with certain covenants specified in the Indenture.

The following table presents the calculation of Covenant Adjusted EBITDA in accordance with the terms of the Indenture, for each of the periods presented:

	Three Months Ended March 31,
	2023	2022

	(in thousands)
Calculation of Covenant Adjusted EBITDA:
Consolidated net loss	$(269,948)	$(162,020)
Add (deduct):
Interest income	(31,082)	(245)
Interest expense	10,012	9,999
Other (income)/expense, net	440	379
Provision for/(benefit from) income taxes	731	276
Depreciation and amortization	47,412	24,497
Stock-based compensation expense	184,904	112,295
Other non-cash charges(1)	6,988	—
Change in deferred revenue	123,783	96,797
Change in deferred cost of revenue	(20,137)	(14,049)
Covenant Adjusted EBITDA	$53,103	$67,929
(1)For the three months ended March 31, 2023, includes impairment expense related to certain operating lease right-of-use assets and related property and equipment.

As of March 31, 2023, contractual obligations related to the 2030 Notes are remaining payments of $38.8 million in 2023 and $38.8 million each year from 2024 through 2029 and $1,019.4 million due in 2030. These amounts represent principal and interest cash payments over the term of the 2030 Notes. Any future redemption of the 2030 Notes could impact the amount or timing of our cash payments. For more information regarding the 2030 Notes, see Note 9, “Debt” to the notes to condensed consolidated financial statements.
Critical Accounting Policies and Estimates
Revenue Recognition, page 88
8. Please revise to describe further the trends and other qualitative factors that are considered in determining the average lifetime of a paying user and explain how the results of period analyses are factored into such determination. Also, revise to discuss how each of these factors contributed to the changes to the average lifetime of paying users during fiscal 2022. Refer to Item 303(b)(3) of Regulation S-K.
The Company respectfully acknowledges the Staff’s comment and has considered the requirement to provide additional disclosure for critical accounting estimates in accordance with Item 303(b)(3) of Regulation S-K. In addition to the quantitative calculation performed to project future participation on the Roblox Platform, the Company also assesses other qualitative factors such as paying user behavior and retention trends to determine the average lifetime of a paying user. For example, in the third quarter of 2022, the paying user life increased from 25 months to 28 months. In making this determination to increase our estimate, we observed a gradual increase in retention for more recent payer cohorts, which indicated a shift in user behavior based on the historical user life trend. Accordingly, these qualitative factors contributed to the change in the average lifetime of a paying user in the third quarter of 2022.
The Company respectfully advises the Staff that we will include the Revenue Recognition policy in our Quarterly Report on Form 10-Q, which will include enhanced disclosure as set forth below to the Management Discussion & Analysis, “Critical Accounting Policies and Estimates” sub-section, beginning with our Form 10-Q for the quarterly period ended March 31, 2023 (revisions/additions from the 2022 10-K “Critical Accounting Policies and Estimates” and “Revenue Recognition” sections are underlined):
Critical Accounting Policies and Estimates
The preparation of these financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts in our condensed consolidated financial statements and related notes. Our estimates are based on various factors that we believe are reasonable. Actual results may differ from these estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.
An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the condensed consolidated financial statements.
Refer below for our revenue recognition accounting policy. For our stock-based compensation expense accounting policy, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in the Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023.
Revenue Recognition
In accordance with ASC 606, Revenue from Contracts with Customers, revenue is recognized when control of the service is transferred to the customer. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for these services. To achieve the core principle of this standard, the Company determines revenue recognition by:
●identifying the contract, or contracts, with the customer;
●identifying the performance obligations in the contract;
●determining the transaction price;
●allocating the transaction price to performance obligations in the contract; and
●recognizing revenue when, or as, the Company satisfies performance obligations by transferring the promised services.
The Company derives substantially all of its revenue from the sale of virtual items on the Roblox Platform.
Roblox Platform
The Company operates the Roblox Platform as live services that allow users to play and socialize with others for free. Within the experience, however, users can purchase virtual currency (“Robux”) to obtain virtual items to enhance their social experience. Proceeds from the sale of Robux are initially recorded in deferred revenue and recognized as revenue as a user purchases and uses virtual items. The Company’s identified performance obligation is to provide users with the ability to acquire, use, and hold virtual items on the Roblox Platform over the estimated period of time the virtual items are available to the user or until the virtual items are consumed.
Users can purchase Robux as one-time purchases or through monthly subscriptions via payment processors or through prepaid cards. Payments from users are non-refundable and relate to non-cancellable contracts for a fixed price that specify Company’s obligations. Revenue is recorded net of taxes assessed by government authorities that are both imposed on and concurrent with specific revenue transactions between the Company and its users, and estimated chargebacks and refunds.
The satisfaction of Company’s performance obligation is dependent on the nature of the virtual item purchased and as a result, the Company categorizes its virtual items as either consumable or durable.
●Consumable virtual items represent items that can be consumed by a specific user action. Common characteristics of consumable virtual items may include items that are no longer displayed on the user’s inventory after a short period of time or do not provide the user any continuing benefit following consumption. For the sale of consumable virtual items, the Company recognizes revenue as the items are consumed.
●Durable virtual items represent items which result in a persistent change to a users’ character or item set (e.g., virtual hat, pet, or house). These items are generally available to the customer to hold, use, or display for as long as they are on the Roblox Platform. The Company recognizes revenue from the sale of durable virtual items ratably over the estimated period of time the items are available to the user which is estimated as the average lifetime of a paying user.
To separately account for consumable and durable virtual items, the Company specifically identifies each purchase for the majority of virtual items purchased on the Roblox Platform. For the remaining population, the Company estimates the amount of consumable and durable virtual items purchased based on data from specifically identified purchases and the expected behavior of the users within similar experiences. The estimation of consumable and durable virtual items purchased for the population of purchases not specifically identified requires management’s judgment as the Company evaluates and estimates the expected behavior of users in the population using information from known purchases in similar experiences.
The average lifetime of a paying user estimate is calculated based on historical monthly retention data for each user cohort to project future participation on the Roblox Platform. Determining the estimated average lifetime of a paying user requires management’s judgment as the Company analyzes the most recent trends in player cohort activity and other qualitative factors, including paying user behavior (e.g. impacts due to macroeconomic factors such as COVID-19), existing and new competition from a variety of entertainment resources for our users, the availability of the Roblox Platform across markets and user demographics, and other factors. The Company also considers results from prior analyses in determining the estimated average lifetime of a paying user. The Company believes this estimate is the best representation of the average life of the durable virtual items. The estimated paying user life was 28 months, 23 months, and 23 months as of December 31, 2022, 2021, and 2020, respectively. The increase in the estimated average lifetime of a paying user from 23 months as of December 31, 2021 to 28 months as of December 31, 2022 was in part attributable to the change in our paying users’ behavior as a result of the shelter-in-place and similar restrictions due to the COVID-19 pandemic, as these restrictions led to increased developer, creator, and user engagement and user experiences on the Roblox Platform relative to historical trends. Further we believe the improved content created by our developers and creators, the multitude and variety of experiences available to our users, and the way our users interacted with their peers and social network on the Roblox Platform in recent years resulted in an increase in the retention period of our paying users. Refer to the heading “Change in Accounting Estimate” for discussion on the quantitative amount of the change in accounting estimates for the respective periods impacted.
The Company offers prepaid cards through online and physical retailers, as well as on the Company website. The Company estimates expected breakage by taking into consideration historical patterns of redemption and escheatment laws as applicable.
Notes to Consolidated Financial Statements
Note 1. Overview and Summary of Significant Accounting Policies Developer Exchange Fees Expense, page F-15
9. You disclose here that you recognize expense as Robux are earned by "qualified developers." On page 9, you refer to developers and creators that qualified for and registered in your Developer Exchange Program and developers and creators that actually exchanged their earned Robux for real-world currency through the Program. Please tell us, and revise to clarify, whether an expense is recognized when developers and creators qualify and register in the program or not until qualified and registered developers actually exchange their earned Robux for real-world currency. To the extent it is the latter, please tell us the amount attributable to those developers and creators that have qualified for and are registered in the Program but have not exchanged their Robux for real-world currency for the periods presented.
In response to the Staff’s comment, we respectfully advise the Staff that we record a liability (“Developer Exchange Liability”) and corresponding expense (“Developer Exchange Fees”) as Robux are earned by developers and creators who qualify and register in the Developer Exchange Program (the “Program”).
The Company acknowledges the Staff’s comment and respectfully advises the Staff that we will further clarify in our Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K that expense is recognized for developers and creators that qualified for and registered in the Developer Exchange Program as Robux are earned, not when they are exchanged for real-world currency.
We will include the Developer Exchange Fees Expense policy in our “Basis of Presentation and Summary of Significant Accounting Policies” note within the Notes to Unaudited Condensed Consolidated Financial Statements on our Quarterly Form on 10-Q, which will include this clarification, beginning with our Form 10-Q for the quarterly period ended March 31, 2023 (revisions/additions from the 2022 10-K “Note 1. Overview and Summary of Significant Accounting Policies” are underlined):
Developer Exchange Fees Expense
The Company has established an incentive program for developers and creators to build and operate virtual experiences within the Roblox environment. Developers and creators can earn Robux through the sale of access to their experiences and enhancements in their experiences, the sale of content and tools between developers through the Studio Marketplace, and the sale of items to users through the Avatar Marketplace. Developers can also earn Robux through our engagement-based reward program that rewards developers based on the number of hours spent in their experiences by Roblox Premium subscribers. Under certain conditions, and in compliance with applicable law, these developers and creators are eligible to receive a cash payout based on the amount of accumulated earned Robux through our Developer Exchange Program. In order to be qualified for our Developer Exchange Program and eligible to exchange earned Robux for real-world currency, developers and creators must meet certain conditions, such as having earned the minimum amount of Robux required to qualify for the program, a verified developer account, and an account in good standing. On January 31, 2022, we reduced the minimum amount of earned Robux required to qualify for the program from 100,000 Robux to 50,000 Robux and subsequently on January 31, 2023, we further reduced the minimum requirement from 50,000 Robux to 30,000 Robux.
The Company recognizes the expense associated with the Developer Exchange Program as Robux are earned by developers and creators that are qualified and registered in the Developer Exchange Program.
Additionally, below is a proposal of our revised disclosure to the Management Discussion & Analysis, Components of Results of Operations sub-section, of our Quarterly Report on Form 10-Q, beginning with our Form 10-Q for the quarterly period ended March 31, 2023:
Developer Exchange Fees
Developer exchange fees expense represents the amount earned by developers and creators on the Roblox Platform that are qualified and registered in the Developer Exchange Program. Developers and creators are able to exchange their earned Robux for real-world currency under certain conditions outlined in our Developer Exchange Program. Developers and creators can earn Robux through the sale of access to their experiences and enhancements in their experiences, the sale of content and tools between developers through the Studio Marketplace, and the sale of items to users through the Avatar Marketplace. Developers can also earn Robux through our engagement-based reward program that rewards developers based on the number of hours spent in their experiences by Roblox Premium subscribers.
In order to be qualified for our Developer Exchange Program and eligible to exchange earned Robux for real-world currency, developers and creators must meet certain conditions, such as having earned the minimum amount of Robux required to qualify for the program, a verified developer account, and an account in good standing. On January 31, 2022, we reduced the minimum amount of earned Robux required to qualify for the program from 100,000 Robux to 50,000 Robux and subsequently on January 31, 2023, we further reduced the minimum requirement from 50,000 Robux to 30,000 Robux. We believe these reductions in the minimum amounts required incentivize our developer and creator community, and promote the long term growth and the health of such community. As of March 31, 2023, over 12,500 developers and creators qualified for and were registered in our Developer Exchange Program.
Over the next few years, a major goal is to increase our developer and creator earnings as much as possible through cost efficiencies realized in other areas of our business, while maintaining reasonable margins.

10. Please tell us how you considered whether the Developer Exchange Fees are costs incurred to fulfill a contract and whether they meet the criteria for capitalization. Refer to ASC 340-40-15-3 and 40-25-5. Alternatively, tell us what guidance you follow in accounting for these costs.
In response to the Staff’s comment and as noted in our response to comment 9, we record expense for Developer Exchange Fees as Robux are earned by developers and creators who qualify and register in the Program. Developers and creators earn Robux through sale of access to their experiences and enhancements in their experiences, sale of content and tools between developers through the Studio Marketplace, and the sale of items to users through the Avatar Marketplace. Robux can also be earned by a qualified developer through the Company’s engagement-based reward program.
We considered whether Developer Exchange Fees qualify for capitalization under ASC 340-40-25-5. There are three factors per ASC 340-40-25-5 needed for fulfillment costs to qualify for capitalization:
25-5 "An entity shall recognize an asset from the costs incurred to fulfill a contract only if those costs meet all of the following criteria:
a. The costs related directly to a contract or to an anticipated contract that the entity can specifically identify (for example, costs relating to services to be provided under renewal of an existing contract or costs of designing an asset to be transferred under a specific contract that has not yet been approved).
b. The costs generate or enhance resources of the entity that will be used in satisfying (or in continuing to satisfy) performance obligations in the future.
c. The costs are expected to be recovered."
Developer Exchange Fees do not meet criteria (b) since the cost does not generate or enhance a resource that will be used in satisfying (or in continuing to satisfy) performance obligations in the future. The Company has proprietary rights to and controls all content that is created by developers whether in the form of an experience, an enhancement to an experience or a virtual good. Further, all experiences, content and functionality (including the ability to generate and display that experience or virtual good) created by developers are controlled by the Company and are made available, at our sole discretion, for users to access or play on the Roblox Platform regardless of whether such experiences and content are ever accessed or purchased by a user. Accordingly, the amount owed to developers for sales of their virtual goods or access to their experiences is not a cost to enhance a resource of the entity since the Company owns the rights to the content and functionality created by the developers as soon as it is created. Rather, the Developer Exchange Fees are akin to royalties paid to developers to compensate them for a successful sale of the content they created (i.e. the virtual items and experiences).
Developers can also earn Robux through our engagement-based reward program that rewards developers based on the number of hours spent in their experiences by Roblox Premium subscribers. These costs are attributed to developers and relate entirely to users’ time spent in an experience during that time. These allocated costs are expensed monthly as they are not a cost that enhances a resource that will be used to satisfy the Company’s performance obligation.
Additionally, it is the Company’s responsibility to host the Platform, integrate the delivery of the virtual goods and experiences, and display them on the Platform. Because the Company already controls all content and functionality created by the developers and has the obligation to host the content, there is nothing further those developers need to do in order to fulfill the Company’s performance obligation to the user. This further supports the view that the Company does not obtain future benefit from the costs incurred to compensate developers for successful sales.
Therefore, given that the Developer Exchange Fees paid to developers are not in exchange for generating or enhancing a resource the company will use to satisfy its performance obligation in the future, the Developer Exchange Fees are not eligible for capitalization. Such costs are therefore expensed as incurred.
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If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at mguthrie@roblox.com.
Sincerely,
ROBLOX CORPORATION
/s/ Michael Guthrie
Michael Guthrie
cc:    David Baszucki, Roblox Corporation
Mark Reinstra, Roblox Corporation
Adele Freedman, Roblox Corporation
Amy Rawlings, Roblox Corporation
Hans Gunawan, Roblox Corporation
Dan Le, Deloitte & Touche LLP
Michael Coke, Wilson Sonsini Goodrich & Rosati, P.C.
Lianna Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.